UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 – K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2010

Commission File No. 000-53992

QMI SEISMIC INC.

Registrant's Name

1250 West Hastings Street, Vancouver, B.C., V6E 2M4

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

EXPLANATORY NOTE: This Report on Form 6-K/A amends in its entirety the Report on Form 6-K furnished to the Securities and Exchange Commission on September 14, 2010 to delete reference to a news release dated August 24, 2010.

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated August 3, 2010

99.2

Interim unaudited financial statements for the six months ended June 30, 2010

99.3

Management’s Discussion & Analysis for the six months ended June 30, 2010

99.4

Form 52-109FV2 - CEO Certification

99.5

Form 52-109FV2 - CFO Certification

99.6

News Release dated August 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMI SEISMIC INC.

(Registrant)

By

/s/ Navchand Jagpal

Navchand Jagpal,

President and CEO

Date     November 22, 2010